Exhibit (12)

[Letterhead of Cohen Pollock Merlin & Small, P.C.]

April __, 2015

VII Peaks Co-Optivist Income BDC II, Inc.

4 Orinda Way, Suite 125-A

Orinda, CA 94563

Re:	Agreement and Plan of Reorganization by and among VII Peaks C0-Optivist Income BDC II, Inc. and
VII Peaks Co-Optivist B Fund I, LLC dated April __, 2015
Agreement and Plan of Reorganization by and among VII Peaks C0-Optivist Income BDC II, Inc. and
VII Peaks Co-Optivist B Fund II, LLC dated April __, 2015
Agreement and Plan of Reorganization by and among VII Peaks C0-Optivist Income BDC II, Inc. and
VII Peaks Co-Optivist R Fund I, LLC dated April __, 2015

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of transactions contemplated in the above Agreement and Plans of Reorganization (the “Reorganization Agreements”).

 Background

VII Peaks Co-Optivist Income BDC II, Inc. (“Acquiring Fund”) is a Maryland corporation which is an externally managed, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). Each of VII Peaks Co-Optivist B Fund I, LLC, VII Peaks Co-Optivist B Fund II, LLC and VII Peaks Co-Optivist R Fund I, LLC (each a “Target Fund” and collectively, the “Target Funds”) are Delaware limited liability companies which are private investment funds exempt from registration under the 1940 Act pursuant to Section 3(c)(1) thereunder.

On the Closing Date (as defined in the Reorganization Agreements, each Target Fund will transfer all of its assets and liabilities to the Acquiring Fund in exchange for shares in the Acquiring Fund.  The Target Fund will then distribute the Acquiring Fund shares to the holders of membership interests in the Target Fund in exchange for those membership interests, in liquidation of the Target Fund, and the existence of the Target Fund will be terminated.  All of the above steps will constitute the “Transaction.”  After this date, the Acquiring Fund will continue the investment operations of the Target Fund.

 For purposes of this opinion, we have relied on certain written representations of officers of the Acquiring Fund and the Target Funds, copies of which are attached hereto, and have assumed those representations to be true.  We have also assumed that the Reorganization Agreements have been duly authorized by the parties and approved by the shareholders of the Target Fund, and the appropriate documents have been filed with the appropriate government agencies.

 All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Reorganization Agreements.

 Conclusions

 Based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations currently in effect, current published administrative positions of the Internal Revenue Service, and judicial decisions, and upon the assumptions and representations referred to herein and the documents provided to us by you (including the Combined Proxy Statement and Prospectus dated [DATE] (the “Proxy-Prospectus”), and the Reorganization Agreements), and subject to the limitations set forth below, it is our opinion that, for Federal income tax purposes:

(1)	the Reorganization will constitute a taxable exchange within the meaning of Section 1001 of the Code;

(2)	under Section 1001 of the Code, gain or loss will be recognized by the Target Fund upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Target Fund’s liabilities (based on the representations of the Target Fund and its most recent financial statements, the Target Fund is expected to recognize a loss for federal income tax purposes;

(3)	such gain or loss recognized by the Target Fund will be allocated to the Target Fund Members in accordance with the Target Fund’s [partnership agreement] and will result in an adjustment to the Target Fund Members’ bases in the Target Fund;

(4)	the distribution of Acquiring Fund shares by the Target Fund to its Members in liquidation should be tax-free and the Target Fund Members should generally receive a basis in such shares equal to their basis in the Target Fund, as adjusted by the gain or loss allocated to them upon the Reorganization;

(5)	the Acquiring Fund’s basis in the assets of the Target Fund that are acquired in the Reorganization should reflect the fair market value of such assets at the time of the Reorganization and the Acquiring Fund’s holding periods in each asset should start as of the time of the Reorganization; and

(6)	under Sections 1223 and 735(b) of the Code, a Target Fund Member’s holding period for the Acquiring Fund shares received in the Reorganization will be determined by including the holding period for the Target Fund shares exchanged therefor.

 This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues discussed herein.  We express no opinion relating to any Federal income tax matter except on the basis of the facts described above.  We also express no opinion regarding any costs relating to the Transaction.  Additionally, we express no opinion on the tax consequences under foreign, state or local laws.  In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions.  Such laws, regulations, administrative positions and judicial decisions are subject to change at any time.  Any such change could affect the validity of the opinion set forth above.  Also, future changes in federal income tax laws and the interpretation thereof can have retroactive effect.

 We hereby consent to the filing of the form of this opinion as an exhibit to the N-14 Registration Statement and to the reference to us under the heading “INFORMATION ABOUT THE REORGANIZATION— Federal Income Tax Consequences” in the Proxy-Prospectus.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,